UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRANSMONTAIGNE PARTNERS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

89376V100

(CUSIP Number)

Theodore D. Burke

TLP Equity Holdings, LLC

c/o ArcLight Capital Holdings, LLC

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 89376V100

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Daniel R. Revers
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,166,704*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,166,704*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,166,704*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 19.5%(1)
(14)	Type of Reporting Person (See Instructions) IN
*	Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the Reporting Person may be deemed to beneficially own such securities as manager of the general partner of the limited partnership that is the manager of ArcLight Capital Holdings, LLC, as more fully described below in Item 2. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(1)	Based on 16,222,151 Common Units outstanding as of April 30, 2018.

Schedule 13D/A

CUSIP No. 89376V100

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) TLP Equity Holdings, LLC 81-2046168
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,366,704
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,366,704
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,366,704
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 14.6%(2)
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)
(2)	Based on 16,222,151 Common Units outstanding as of April 30, 2018.

Schedule 13D/A

CUSIP No. 89376V100

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) TLP Acquisition Holdings, LLC (formerly known as Gulf TLP Holdings, LLC)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 800,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 800,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.9%(3)
(14)	Type of Reporting Person (See Instructions) IN

(3) Based on 16,222,151 Common Units outstanding as of April 30, 2018.

This Amendment No. 1 to Schedule 13D updates the information relating to the current beneficial owners and amends Items 2, 4 and 7 of the Schedule 13D filed by Daniel R. Revers, TLP Equity Holdings, LLC, and TLP Acquisition Holdings, LLC (formerly known as Gulf TLP Holdings, LLC) with the Securities and Exchange Commission on April 11, 2016 (the “Original 13D”). All references in the Original 13D to Gulf TLP Holdings, LLC shall now be deemed references to TLP Acquisition Holdings, LLC.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a)	This schedule is filed jointly by each of the following persons (collectively, the “Reporting Persons”):

(i)	Daniel R. Revers;

(ii)	TLP Equity Holdings, LLC, a Delaware limited liability company (“TLPEH”); and

(iii)	TLP Acquisition Holdings, LLC, a Delaware limited liability company (known as Gulf TLP Holdings, LLC until July 9, 2018) (“TLP Acquisition”).

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

(b)	The principal business address of each Reporting Person is:

c/o ArcLight Capital Holdings, LLC

200 Clarendon Street, 55th Floor

Boston, Massachusetts 02117

(c)   The principal business of TLPEH is to own securities of midstream companies. TLPEH is indirectly owned by ArcLight Energy Partners Fund VI, L.P., which is indirectly owned by ArcLight Capital Holdings, LLC. Mr. Revers is the manager of the general partner of the limited partnership that manages ArcLight Capital Holdings, LLC. The principal business of TLP Acquisition is to acquire and develop midstream energy assets. TLP Acquisition is indirectly owned by ArcLight Energy Partners Fund VI, L.P., which is indirectly owned by ArcLight Capital Holdings, LLC. Mr. Revers is the manager of the general partner of the limited partnership that manages ArcLight Capital Holdings, LLC.

The name and present principal occupation or employment of each of the executive officers and directors of TLPEH and the executive officers of TLP Acquisition (collectively, the “Listed Persons”) are set forth below. TLP Acquisition is member managed and therefore has no directors. The principal business address of each executive officer and director of TLPEH and TLP Acquisition is c/o ArcLight Capital Holdings, LLC, 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02117.

TLPEH:

Name and Business Address	Capacity in Which Serves TLPEH	Principal Occupation

Daniel R. Revers	Manager and President	Managing Partner and Founder of ArcLight Capital Partners, LLC

Kevin M. Crosby	Manager and Vice President	Partner of ArcLight Capital Partners, LLC

Lucius H. Taylor	Manager and Vice President	Principal of ArcLight Capital Partners, LLC

Theodore D. Burke	Secretary	Associate General Counsel of ArcLight Capital Partners, LLC

TLP Acquisition:

Name and Business Address	Capacity in Which Serves TLP Acquisition	Principal Occupation

Daniel R. Revers	President	Managing Partner and Founder of ArcLight Capital Partners, LLC

Kevin M. Crosby	Vice President	Partner of ArcLight Capital Partners, LLC

Lucius H. Taylor	Vice President	Principal of ArcLight Capital Partners, LLC

Theodore D. Burke	Secretary	Associate General Counsel of ArcLight Capital Partners, LLC

(d)   None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, the Listed Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, the Listed Persons has, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following paragraphs:

On July 9, 2018, TLP Acquisition (known as Gulf TLP Holdings, LLC until July 9, 2018) delivered a non-binding offer (the “Offer Letter”) to the conflicts committee of the Issuer to acquire all of the issued and outstanding publicly held Common Units of the Issuer that are not directly owned by TLP Acquisition in exchange for $38.00 in cash for each such Common Unit. The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer Letter, which is filed as Exhibit 99.2 hereto and is incorporated by reference in its entirety into this Item 4.

There can be no assurance that any discussions that may occur between TLP Acquisition and the Issuer with respect to the offer contained in the Offer Letter will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies that are beyond the control of TLP Acquisition, including the satisfactory completion of due diligence, the approval of the conflicts committee of the board of directors of TransMontaigne GP L.L.C., the general partner of the Issuer, the approval by holders of a majority of the outstanding Common Units of the Issuer, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

Except as may be required by law, TLP Acquisition does not intend to disclose developments with respect to the foregoing unless and until the Issuer Board and TLP Acquisition have approved a specific transaction, if any, and TLP Acquisition and the Issuer have then entered into a definitive agreement to effect such transaction.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibits:

Exhibit 99.2 Offer Letter, dated July 9, 2018

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2018

/s/ Daniel R. Revers
Daniel R. Revers

TLP EQUITY HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	President

TLP ACQUISITION HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name	Daniel R. Revers
Title:	President